UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SunOpta Inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

8676EP108
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,896,833
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,896,833
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,896,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,191,639
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,191,639
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,191,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,896,833
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,896,833
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,896,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,896,833
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,896,833
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,896,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,426,435
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,426,435
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,426,435
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,426,435
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 8676EP108

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,426,435
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,426,435
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 8676EP108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares, no par value per share (the “Shares”), of SunOpta Inc., a Canadian corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2233 Argentia Road, Suite 401, West Tower, Mississauga, Ontario, Canada L5N 2X7.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest IV, LP, a Delaware limited partnership (“Engaged Capital Co-Invest IV”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;

(iv)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;

(v)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and the investment advisor of a certain managed account (the “Engaged Capital Account”);

(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital Co-Invest IV, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 8676EP108

(c)           The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest IV is investing in securities.  Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital Co-Invest IV, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,896,833 Shares beneficially owned by Engaged Capital Flagship Master is approximately $16,358,358, including brokerage commissions.  The aggregate purchase price of the 3,191,639 Shares beneficially owned by Engaged Capital Co-Invest IV is approximately $20,996,779, including brokerage commissions.  The aggregate purchase price of the 337,963 Shares held in the Engaged Capital Account is approximately $1,880,990, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 8676EP108

On June 27, 2016, the Issuer publicly announced the commencement of a strategic review process. Following such announcement, the Reporting Persons engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding the Issuer’s operating performance and its strategic review process, including, but not limited to, assessing the various strategic options available to the Issuer, how an investment by a strategic partner or financial sponsor should be structured in order to protect the interests of the Issuer’s shareholders, the potential paths to improving operating performance and other means to enhance shareholder value. In order to facilitate continued discussions between the Reporting Persons and the Issuer regarding the Issuer’s strategic review process, the parties entered into a confidentiality agreement on September 14, 2016.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 85,613,246 Shares outstanding as of August 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2016.

As of the close of business on September 14, 2016, Engaged Capital Flagship Master beneficially owned 2,896,833 Shares, constituting approximately 3.4% of the Shares outstanding.  Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,896,833 Shares owned by Engaged Capital Flagship Master, constituting approximately 3.4% of the Shares outstanding.

As of the close of business on September 14, 2016, Engaged Capital Co-Invest IV beneficially owned 3,191,639 Shares, constituting approximately 3.7% of the Shares outstanding.

As of the close of business on September 14, 2016, 337,963 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 6,426,435 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and held in the Engaged Capital Account, constituting approximately 7.5% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 6,426,435 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and held in the Engaged Capital Account, constituting approximately 7.5% of the Shares outstanding.  Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 6,426,435 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest IV and held in the Engaged Capital Account, constituting approximately 7.5% of the Shares outstanding.

CUSIP NO. 8676EP108

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest IV, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest IV.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 15, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 15, 2016.

CUSIP NO. 8676EP108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2016

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 8676EP108

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 8676EP108

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 8676EP108

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	113,600	5.0299	07/15/2016
Purchase of Common Stock	89,200	5.0725	07/19/2016
Purchase of Common Stock	20,100	5.5200	08/02/2016
Purchase of Common Stock	34,972	5.5170	08/03/2016
Purchase of Common Stock	78,700	5.6030	08/04/2016
Purchase of Common Stock	205,774	5.6008	08/05/2016
Purchase of Common Stock	61,011	5.5991	08/05/2016
Purchase of Common Stock	44,451	5.7391	08/08/2016
Purchase of Common Stock	78,813	5.5897	08/08/2016
Purchase of Common Stock	41,102	5.7374	08/08/2016
Purchase of Common Stock	91,000	5.8040	08/09/2016
Purchase of Common Stock	32,707	5.7178	08/09/2016
Purchase of Common Stock	303,265	5.9646	08/10/2016
Purchase of Common Stock	22,100	6.2413	08/11/2016
Purchase of Common Stock	34,118	6.3533	08/11/2016
Purchase of Common Stock	48,345	6.2297	08/11/2016
Purchase of Common Stock	40,296	6.2230	08/11/2016
Purchase of Common Stock	4,800	6.4795	08/12/2016
Purchase of Common Stock	43,171	6.4905	08/15/2016
Purchase of Common Stock	445,000	6.8000	09/06/2016

ENGAGED CAPITAL CO-INVEST IV, LP

Purchase of Common Stock	90,207	5.9646	08/10/2016
Purchase of Common Stock	35,552	5.7019	08/10/2016
Purchase of Common Stock	62,240	5.9276	08/10/2016
Purchase of Common Stock	4,420	6.2297	08/11/2016
Purchase of Common Stock	3,120	6.3533	08/11/2016
Purchase of Common Stock	600	6.2413	08/11/2016
Purchase of Common Stock	3,684	6.2230	08/11/2016
Purchase of Common Stock	19,386	6.4795	08/12/2016
Purchase of Common Stock	1,700	6.4905	08/15/2016
Purchase of Common Stock	47,400	6.4374	08/16/2016
Purchase of Common Stock	122,094	6.3091	08/17/2016
Purchase of Common Stock	24,739	6.2935	08/17/2016
Purchase of Common Stock	100,000	6.3895	08/18/2016
Purchase of Common Stock	252,100	6.4450	08/19/2016
Purchase of Common Stock	179,321	6.5055	08/22/2016
Purchase of Common Stock	18,400	6.5154	08/22/2016
Purchase of Common Stock	42,700	6.5436	08/23/2016

CUSIP NO. 8676EP108

Purchase of Common Stock	187,909	6.4547	08/24/2016
Purchase of Common Stock	700	6.4886	08/24/2016
Purchase of Common Stock	160,700	6.2810	08/25/2016
Purchase of Common Stock	22,636	6.1918	08/26/2016
Purchase of Common Stock	30,291	6.2578	08/29/2016
Purchase of Common Stock	10,000	6.3635	08/30/2016
Purchase of Common Stock	8,000	6.5594	08/30/2016
Purchase of Common Stock	20,149	6.6142	08/30/2016
Purchase of Common Stock	29,758	6.5692	08/31/2016
Purchase of Common Stock	12,727	6.5000	08/31/2016
Purchase of Common Stock	17,776	6.4413	09/01/2016
Purchase of Common Stock	5,600	6.6381	09/02/2016
Purchase of Common Stock	8,583	6.6583	09/06/2016
Purchase of Common Stock	22,642	6.6496	09/06/2016
Purchase of Common Stock	15,844	6.5856	09/06/2016
Purchase of Common Stock	687,500	6.8000	09/06/2016
Purchase of Common Stock	23,232	6.7720	09/07/2016
Purchase of Common Stock	600	6.7983	09/07/2016
Purchase of Common Stock	16,330	6.7925	09/07/2016
Purchase of Common Stock	1,562	6.7237	09/08/2016
Purchase of Common Stock	2,700	6.7948	09/08/2016
Purchase of Common Stock	5,947	6.7449	09/08/2016
Purchase of Common Stock	9,232	6.7999	09/08/2016
Purchase of Common Stock	62,422	6.6501	09/09/2016
Purchase of Common Stock	110,332	6.6558	09/09/2016
Purchase of Common Stock	200,000	6.6627	09/09/2016
Purchase of Common Stock	34,237	6.6859	09/09/2016
Purchase of Common Stock	25,000	6.6500	09/09/2016
Purchase of Common Stock	46,299	6.9044	09/12/2016
Purchase of Common Stock	49,741	6.7134	09/12/2016
Purchase of Common Stock	108,648	6.8191	09/12/2016
Purchase of Common Stock	4,935	6.6714	09/12/2016
Purchase of Common Stock	31,944	6.8709	09/13/2016
Purchase of Common Stock	210,000	6.7891	09/13/2016

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Account)

Purchase of Common Stock	14,188	5.0299	07/15/2016
Purchase of Common Stock	11,100	5.0725	07/19/2016
Purchase of Common Stock	2,185	5.5200	08/02/2016
Purchase of Common Stock	4,354	5.5170	08/03/2016
Purchase of Common Stock	9,554	5.6030	08/04/2016
Purchase of Common Stock	25,626	5.6008	08/05/2016
Purchase of Common Stock	7,589	5.5991	08/05/2016
Purchase of Common Stock	5,131	5.7374	08/08/2016
Purchase of Common Stock	5,549	5.7391	08/08/2016
Purchase of Common Stock	9,813	5.5897	08/08/2016
Purchase of Common Stock	12,002	5.8040	08/09/2016
Purchase of Common Stock	4,084	5.7178	08/09/2016
Purchase of Common Stock	37,864	5.9646	08/10/2016
Purchase of Common Stock	2,100	6.2413	08/11/2016
Purchase of Common Stock	6,023	6.2297	08/11/2016
Purchase of Common Stock	4,251	6.3533	08/11/2016
Purchase of Common Stock	5,020	6.2230	08/11/2016
Purchase of Common Stock	814	6.4795	08/12/2016
Purchase of Common Stock	5,129	6.4905	08/15/2016
Purchase of Common Stock	32,500	6.8000	09/06/2016